Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED

Special Committee Evaluation of Sprott Requisition

July 6, 2015

Central Fund of Canada Limited ("Central Fund") (Symbols: NYSE MKT - CEF, TORONTO - CEF.A and CEF.U) provides the following update in respect of the special committee (the “Special Committee” or the "Committee") of the board of directors of Central Fund (the "Board") formed to consider the previously announced requisition for a special meeting of the holders of Class A non-voting shares of Central Fund, and the application filed in the Court of Queen’s Bench of Alberta against Central Fund and its directors seeking certain relief under the Business Corporations Act (Alberta), including on the ground of oppression. The requisition was made by 1891868 Alberta Ltd. ("SAM Alberta"), which claims to be a wholly-owned subsidiary of Sprott Asset Management LP ("Sprott"), and other Class A shareholders and forwarded under cover of a letter from Sprott. SAM Alberta and the other Class A shareholders claim to own just over 5% of Central Fund’s Class A non-voting shares. The Applicant in the Court application is SAM Alberta.

After receiving legal advice from independent counsel to the Special Committee, the Committee has advised the Board that the requisition submitted by SAM Alberta and certain other beneficial owners of Class A non-voting shares is invalid. In reaching its conclusion, the Special Committee considered, among other things, that each matter of business proposed in the requisition that is proposed to be voted upon at the requisitioned meeting, is outside of the scope of the rights attached to the Class A non-voting shares.

Nevertheless, with a view to providing an orderly resolution of the matters advanced by Sprott, and on the recommendation of the Special Committee, the Board has resolved to call a meeting of Class A non-voting shareholders on September 18, 2015 (the "Meeting"). If convened, the Meeting will consider the matters raised by SAM Alberta in the requisition received by Central Fund, as well as such other matters, if any, as the Board may consider advisable upon a recommendation of the Committee.

In the interim, and in connection with the court application filed by SAM Alberta, Central Fund, and SAM Alberta have scheduled a hearing before the Alberta Court of Queen's Bench on August 11, 2015. At this hearing, Central Fund will ask the court to declare that the requisition is invalid. If the Court holds the requisition is invalid in whole or in part, one or more of the resolutions proposed in the SAM Alberta requisition may not proceed to be considered at the Meeting or the Meeting may be cancelled. If the Court holds all or any part of the SAM Alberta requisition to be valid, the Meeting will proceed to consider such valid matters. A further hearing has been scheduled before the Court for September 23, 2015 to address the effect, if any, of any matters submitted to holders of Class A non-voting shares at the Meeting, if the Meeting is held.

In addition to addressing the SAM Alberta requisition, the Special Committee has also continued to discharge its mandate to consider other governance matters, including consideration of the administration arrangements of Central Fund. The Committee is also evaluating various alternatives to address the trading price of the Class A non-voting shares relative to the net asset value of Central Fund. The Special Committee has retained Maxit Capital to provide independent financial advice to the Committee in connection with the Committee's evaluation of these and other matters.

Central Fund will provide, in due course, further updates and recommendations, if any, arising from the Special Committee's ongoing review.

About Central Fund

Central Fund of Canada Limited (est.1961) is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At July 6, 2015, the Class A shares of Central Fund were backed 99.7% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878